Exhibit 99.3

iSoftStone

iSoftStone-Huawei Joint Venture

Investor Briefing

September 4, 2012

Safe Harbor Statement

The following presentation has been prepared by iSoftStone Holdings Limited (“iSoftStone” or the “Company”) solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any securities or instrument or to participate in any trading strategy. The information included herein was obtained from various sources, including certain third parties, and has not been independently verified. No representation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, fairness or completeness of the information or sources presented or contained in these materials or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to an effective registration statement and prospectus prepared by the Company that would contain material information not contained herein and to which any prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such prospectus. Such prospectus will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance on such prospectus. By viewing or accessing the information contained in this material, the recipient hereby acknowledges and agrees that neither the Company nor any of the representatives of the Company accepts any responsibility for or makes any representation or warranty, express or implied, with respect to the truth, accuracy, fairness, completeness or reasonableness of the information contained in, and omissions from, these materials and that neither the Company nor any of its affiliates, advisers or representatives accepts any liability whatsoever for any loss howsoever arising from any information presented or contained in these materials. The information presented or contained in these materials is subject to change without notice and its accuracy is not guaranteed.

These materials are highly confidential, are being given solely for your information and for your use and may not be copied, reproduced, redistributed or passed on, directly or indirectly, to any other person in any manner. Unauthorized copying, reproduction or redistribution of these materials into the United States or to any United States person (as defined in Regulation S under the United States Securities Act of 1933, as amended) or to any other third party in any country (including any journalist) could result in a substantial delay to, or otherwise prejudice, the success of any future offering. By viewing or accessing the information contained in these materials, you hereby acknowledge and agree to keep the contents of this presentation and these materials confidential and you acknowledge and agree that such presentation and materials form a part of the Confidential Information, as defined in the confidentiality agreement previously executed by you and/or any organization or entity you represent. No part of these materials may be retained following this presentation. By viewing, accessing or participating in this presentation, you agree to be bound by the foregoing limitations.

These materials do not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company, and these materials are qualified in their entirety by reference to the detailed information appearing in the prospectus. Furthermore, certain statements in this presentation, and other statements that the Company may make, may contain forward-looking statements with respect to the Company’s future financial or business performance, strategies or expectations. The Company cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. The Company assumes no duty to and does not undertake to update any forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could materially differ from historical performance.

iSoftStone
2

Summary of JV

iSoftStone and Huawei entered into a partnership/JV agreement on September 4, 2012

Vision of JV: To build a leading IT service provider in the global Technology &

Communication (T&C) industry

Definition of T&C: Telecommunications carriers, telecommunications equipment manufacturers, e-commerce and internet companies, and makers of computer software, semiconductors, and computer peripherals

Formation and Operation: JV’s formation starts immediately. JV will officially start operation in

January, 2013

Registered Capital: RMB 100 million (75 million from iSoftStone, 25 million from Huawei)

Ownership Structure: iSoftStone owns 75%; Huawei owns 25%

Board Structure: 3 Directors from iSoftStone; 2 Directors from Huawei

Management Team: iSoftStone appoints CEO, CFO, COO, CHO

Huawei appoints Financial Controller of JV, Vice General Manager and Chief Quality Officer of JV’s Huawei-related business

Contributions to JV by iSoftStone and Huawei

iSoftStone

- iSoftStone contributes its T&C Business to JV

  Including:
  - Existing Huawei business
  - Selected non-Huawei T&C business

  Excluding:
  - Certain specific clients agreed to between the parties
  - Product distribution and system integration services to non-T&C clients
  - iSoftStone's US business

- **Non-Huawei Business:** JV will grow non-Huawei client business revenues to 50% of JV's total revenues by the end of 2015

HUAWEI

- **Minimum Services to Purchase from JV**: totaling $443 million in next 3 years in US$ million
103
150
190
2013
2014
2015

- **Billing Rate**: increase in billing rate
- **DSO**: shortening of payment cycle
- **Profit Allocation**: iSoftStone is entitled to 100% of the JV's profit in 2013 and 75% thereafter
- **After 2015**: will have good-faith discussions on Huawei's purchase commitments

iSoftStone
4

iSoftStone Business Structure

Pre-JV

iSoftStone

BFSI Business (Banking, Financial Services & Insurance)

ETP Business (Energy, Transportation & Public)

Other Business

T&C Business

T&C US

Huawei

T&C China

T&C Japan

T&C Europe

Post-JV

iSoftStone

BFSI Business (Banking, Financial Services & Insurance)

ETP Business (Energy, Transportation & Public)

Other Business

T&C Business

T&C US

T&C Retained

JV

Huawei

T&C China

T&C Japan

T&C Europe

iSoftStone

JV Brings iSoftStone Significant Strategic Value

Secures a long-term, sizable business account so we are more focused and more resilient in today’s challenging macro environment

Incorporates Huawei’s domain knowledge in the technology and communications industry to deepen our own domain expertise

Provides significant cross-selling opportunities to diversify our client base

Benefits from Huawei’s global footprint and relationships to help us develop overseas markets, including Europe and Asia-Pacific region

iSoftStone

JV Is Financially Attractive

Ensures minimum revenue commitments from Huawei for the next 3 years with very attractive growth rate

Receives favorable terms in billing rates and payment terms

During the first 3 years, all JV’s profits will be reinvested into the business. In 2013, iSoftStone is entitled to 100% of the profit allocation

Expects more local business incentives, tax benefits, and new business opportunities

iSoftStone

JV Has Several Operational Benefits

Provides us access to Huawei’s best practices in management and R&D

Expects improvement in delivery quality and operational efficiency

Provides us with experience in managing and competing for larger scale engagements

Creates SG&A leverage through business scale and management focus

iSoftStone

Proposed JV Leadership Structure



Board
iSoftStone:3 / Huawei:2
CEO
COO
CHO
CFO
Financial Controller
Huawei Business Division
General Manager
Vice General Manager
Chief Quality Officer (CQO)
Non-Huawei Business Division
General Manager
Vice General Manager
Chief Quality Officer (CQO)
Region/City Offices
Legend
iSoftStone Designation
Huawei Designation

iSoftStone 9

JV is a Great Fit & Potential Game Changer for iSoftStone

This JV provides iSoftStone with a compelling value proposition strategically, financially, and operationally

JV’s formation and operation are expected to be rather smooth, because we have been working with Huawei for many years

This T&C focused JV, together with our BFSI and ETP verticals, will accelerate our pace to achieve US$ 1 billion in revenue

iSoftStone

THANKS!